AMENDMENT
                                to
                         RIGHTS AGREEMENT
                              between
                             ACC CORP.
                                and
                     FIRST UNION NATIONAL BANK

          This Amendment (the "Amendment") is made as of the 6th day of November, 1997 and amends the Rights Agreement (the "Rights Agreement") dated as of October 3, 1997 between ACC Corp., a Delaware corporation (the "Company"), and First Union National Bank, a North Carolina banking corporation (the "Rights Agent"). All capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Rights Agreement.

          WHEREAS, the Company and the Rights Agent desire to amend, for a limited period of time, certain provisions of the Rights Agreement so as to temporarily change the threshold at which the flip-in provisions of the Rights Agreement are triggered.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Company and the Rights Agent hereby agree as follows:

          1. During the Amendment Period (as defined in Section 3 of this Amendment), Section 1(a) of the Rights Agreement is hereby amended to read as follows:

          (a) "ACQUIRING PERSON" shall mean any Person who or which, alone or together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 7.5% or more of the shares of the Company Common Stock then outstanding, but shall not include (x) any Person who was the Beneficial Owner of 7.5% or more of the shares of the Company Common Stock outstanding on November 6, 1997 provided such Person does not become the Beneficial Owner of any additional shares of the Company Common Stock after such date or (y) the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries or any trustee or fiduciary with respect to such plan acting in such capacity or
(z) any such Person who has become and is such a Beneficial Owner solely because (A) of a change in the aggregate number of shares of the Company Common Stock since the last date on which such Person acquired Beneficial Ownership of any shares of the Company Common Stock or (B) it acquired such Beneficial Ownership in the good faith belief that such acquisition would not (1) cause such Beneficial Ownership to exceed 7.5% of the shares of the Company Common Stock then outstanding and such Person relied in good faith in computing the percentage of its Beneficial Ownership on publicly filed reports or documents of the Company which are inaccurate or out-of-date or
(2) otherwise cause a Distribution Date or the adjustment provided for in
Section 11(a)(ii) to occur. Notwithstanding clause (B) of the prior sentence, if any Person that is not an Acquiring Person due to such clause (B) does not reduce its percentage of Beneficial

Ownership of the Company Common Stock to 7.5% or less by the Close of Business on the fifth Business Day after notice from the Company (the date of notice being the first day) that such Person's Beneficial Ownership of the Company Common Stock so exceeds 7.5%, such Person shall at the end of such five Business Day period, become an Acquiring Person (and such clause (B) shall no longer apply to such Person). For purposes of this definition, the determination whether any Person acted in "good faith" shall be conclusively determined by the Board of Directors of the Company, acting by a vote of those directors of the Company whose approval would be required to redeem the rights under Section 23.

          2. During the Amendment Period (as defined in Section 3 of this Amendment), Section 3(a) of the Rights Agreement is hereby amended to read as follows:

          SECTION 3. ISSUE OF RIGHTS CERTIFICATES.

          (a) Until the earlier of (i) the Close of Business on the tenth day after the Stock Acquisition Date and (ii) the Close of Business on the tenth Business Day (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any Person becomes an Acquiring Person, and of which the Company will give the Rights Agent prompt written notice) after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries or any trustee or fiduciary with respect to such plan acting in such capacity) is first published or sent or given within the meaning of Rule 14d-4(a) of the Exchange Act Regulations or any successor rule, if upon consummation thereof such Person would be the Beneficial Owner of 7.5% or more of the shares of Company Common Stock then outstanding (the earlier of (i) and (ii) above being the "DISTRIBUTION DATE"), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for shares of Company Common Stock registered in the names of the holders of shares of Company Common Stock as of and subsequent to the Record Date (which certificates for shares of Company Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Company Common Stock (including a transfer to the Company). As soon as practicable after the Company has notified the Rights Agent of the occurrence of the Distribution Date, the Rights Agent will send by first-class, insured, postage prepaid mail, to each record holder of shares of Company Common Stock as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more rights certificates, in substantially the form of Exhibit A hereto (the "RIGHTS CERTIFICATES"), evidencing one Right for each share of Company Common Stock so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per share of Company Common Stock has been made pursuant to Section 11(p), at the time of distribution of the Rights Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a)) and shall give prompt written notice of such rounding adjustments to the Rights Agent which adjustments shall be binding on the Rights Agent and on the holders of the rights, so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

          3. For purposes of this Amendment, the "Amendment Period" shall mean the period commencing on the date hereof and ending on December 31, 1997.

          4. Except as expressly amended hereby, the Rights Agreement remains in full force and effect as written.

          IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers on the date first above written.

ACC CORP.                          FIRST UNION NATIONAL BANK


By: /s/ Michael R. Daly           By:/s/ Frances S. Beam
   -------------------------         --------------------------

Name: Michael R. Daley             Name: Frances S. Beam
Title: Chief Financial Officer     Title: Vice President